                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.  X                Form 40-F.
                      -----                        -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes .                 No.  X
                 -----               -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .)
                                                 --------

     China Southern Airlines Company Limited (the "Company") on August 29, 2003 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resolutions passed at the Company's board meeting held on August 28, 2003. A copy of the English announcement is included in this Form 6-K of the Company.

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(CHINESE CHARACTERS)
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

The Board of Directors of China Southern Airlines Company Limited (the "Company") hereby announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June, 2003, together with the comparative figures for the corresponding period of 2002 as follows:


FINANCIAL RESULTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)


                                                       FOR THE SIX MONTHS ENDED 30 JUNE,          2003 VS 2002
                                                ------------------------------------------------    INCREASE/
                                                   2003         2002         2003        2003      (DECREASE)
                                                ----------    ---------   ----------   ---------  ------------
                                         Note     RMB'000      RMB'000      HK$'000     US$'000        %
Operating revenue
  Traffic revenue:
  Passenger                                      5,615,796    7,618,775    5,294,924     678,450       (26.3)
  Cargo and mail                                   921,883      725,684      869,209     111,373        27.0


                                                 6,537,679    8,344,459    6,164,133     789,823       (21.7)
  Other revenue                                    195,193      213,958      184,040      23,582        (8.8)


  Total operating revenue                  2     6,732,872    8,558,417    6,348,173     813,405       (21.3)


Operating expenses:
  Flight operations                              3,516,885    3,422,641    3,315,939     424,878         2.8
  Maintenance                                    1,218,488    1,015,131    1,148,867     147,207        20.0
  Aircraft and traffic servicing                 1,197,273    1,202,009    1,128,864     144,644        (0.4)
  Promotion and sales                              673,965      731,128      635,456      81,422        (7.8)
  General and administrative                       480,598      431,042      453,138      58,061        11.5
  Depreciation and amortisation                  1,016,530      926,274      958,448     122,808         9.7
  Other                                              3,465        4,260        3,267         419       (18.7)


  Total operating expenses                       8,107,204    7,732,485    7,643,979     979,439         4.8


  Operating (loss)/profit                       (1,374,332)     825,932   (1,295,806)   (166,034)     (266.4)


Non-operating income/(expenses):
  Share of associated
   companies' results                                2,825       19,047        2,664         341       (85.2)
  Share of jointly controlled
   entities' results                               (21,654)           -      (20,417)     (2,616)        n/a
  Loss on sale
   of fixed assets                                 (22,679)      (7,102)     (21,383)     (2,740)      219.3
  Interest income                                    5,842       26,196        5,508         706       (77.7)
  Interest expense                         3      (455,456)    (414,273)    (429,432)    (55,024)        9.9
  Exchange loss, net                                (4,774)    (158,644)      (4,501)       (577)      (97.0)
  Other, net                                          (287)       1,505         (272)        (34)     (119.1)


Total net non-operating
 expenses                                         (496,183)    (533,271)    (467,833)    (59,944)       (7.0)


(Loss)/profit before taxation
 and minority interests                    3    (1,870,515)     292,661   (1,763,639)   (225,978)     (739.1)
 Taxation                                  4       544,992      (98,767)     513,853      65,841      (651.8)


(Loss)/profit before minority
 interests                                      (1,325,523)     193,894   (1,249,786)   (160,137)     (783.6)
Minority interests                                  93,910      (70,665)      88,544      11,345      (232.9)


(Loss)/profit attributable to
 shareholders                                   (1,231,613)     123,229   (1,161,242)   (148,792)   (1,099.5)


Basic (loss)/earnings per share            5      RMB(0.37)     RMB0.04     HK$(0.34)  US$(0.044)   (1,099.5)

Notes:

1    BASIS OF PREPARATION

     The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited. The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2002 annual financial statements which are prepared in accordance with IFRS.


2    TURNOVER

     The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport in the People's Republic of China ("PRC"), which is both the main hub of the Group's route network and the location of its corporate headquarters.

     Turnover comprises revenues from airline and airline-related businesses and is stated net of sales tax and contributions to the Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund. The contributions to the CAAC Infrastructure Development Fund for the period are payable at 5% and 2%, respectively (2002: 5% and 2%, respectively) of the Group's domestic and international/Hong Kong regional traffic revenue, except for the period from 1 May, 2003 to 30 September, 2003 during which the Group is exempted from contributions to the CAAC Infrastructure Development Fund. The sales tax is payable at 3% (2002: 3%) of the Group's traffic revenue in respect of domestic flights and international/Hong Kong regional outbound flights, except for the period from 1 May, 2003 to 30 September, 2003 during which the Group's passenger revenue is exempted from sales tax.

     The Group's turnover and operating (loss)/profit by geographic region are analysed as follows:

                                  FOR THE SIX MONTHS ENDED 30 JUNE,
                      ------------------------------------------------------
                                  HONG KONG
                       DOMESTIC    REGIONAL    INTERNATIONAL        TOTAL
                      ---------   ---------    -------------      ----------
                       RMB'000     RMB'000        RMB'000           RMB'000
2003
Traffic revenue       4,896,421     321,912        1,319,346       6,537,679
Other revenue           195,193           -                -         195,193


Turnover              5,091,614     321,912        1,319,346       6,732,872


Operating (loss)     (1,198,810)    (80,384)         (95,138)     (1,374,332)


2002
Traffic revenue       6,446,767     561,897        1,335,795       8,344,459
Other revenue           213,958           -                -         213,958


Turnover              6,660,725     561,897        1,335,795       8,558,417


Operating profit        685,085      70,276           70,571         825,932

3    (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS

                                                             FOR THE SIX MONTHS
                                                                ENDED 30 JUNE,
                                                             -------------------
                                                               2003       2002
                                                             -------     -------
                                                             RMB'000     RMB'000
(Loss)/profit before taxation and minority interests
 is arrived at after charging:

Depreciation
  - owned assets                                             768,595     658,558
  - assets held under finance leases                         247,935     258,138
Staff costs                                                  847,623     676,932
Operating lease charges in respect of aircraft               820,491     950,730
Amortisation of deferred expenditure                          13,348       9,578

Interest on bank and other loans                             273,841     180,162
Finance charges on obligations under finance leases          231,371     266,877
Less: borrowing costs capitalised                            (49,756)    (32,766)
Net interest expense                                         455,456     414,273


and after crediting:

Amortisation of gains on sale and leaseback
 transactions                                                      -       4,113
Operating lease income in respect of aircraft                      -      18,841


4    TAXATION

                                                             FOR THE SIX MONTHS
                                                                ENDED 30 JUNE,
                                                            --------------------
                                                              2003        2002
                                                            --------     -------
                                                             RMB'000     RMB'000
PRC income tax                                                 2,859      18,393
Share of taxation of associated companies
 and jointly controlled entities                               3,791       5,134


                                                               6,650      23,527
Deferred taxation                                           (551,642)     75,240


                                                            (544,992)     98,767

     In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas and PRC governments, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the periods presented.


5    BASIC (LOSS)/EARNINGS PER SHARE

     The calculation of basic (loss)/earnings per share is based on the consolidated loss attributable to shareholders of RMB1,231,613,000 (2002: profit of RMB123,229,000) and the weighted average number of shares in issue during the period of 3,374,178,000 (2002: 3,374,178,000).

     There were no dilutive potential shares in existence during the six months ended 30 June, 2002 and 2003.


6    DIVIDENDS

     Dividend attributable to the previous financial year, and approved during the period:

                                                             FOR THE SIX MONTHS
                                                                ENDED 30 JUNE,
                                                             -------------------
                                                               2003       2002
                                                             -------     -------
                                                             RMB'000     RMB'000
Final dividend in respect of the previous financial
 year, approved during the period, of RMB Nil per share
 (2002: RMB0.02 per share)                                         -      67,484

          The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30 June, 2003 (2002:
          Nil).


     7    PROFIT APPROPRIATIONS

          No transfer to statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve has been made during the period and the corresponding period. According to the Articles of Association of the Company and certain of its subsidiaries and the PRC Company Law, any such transfer shall be proposed by the respective board of directors and approved by shareholders in the annual general meeting.


     8    CONVENIENCE TRANSLATION

          The unaudited consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0606 and US$1.00 to RMB8.2774, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 30 June, 2003. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 30 June, 2003 or on any other date.

B. PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS ("PRC GAAP")

     CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                                                            FOR THE SIX MONTHS
                                                              ENDED 30 JUNE,
                                                          ----------------------
                                                             2003         2002
                                                          ----------   ---------
                                                             RMB'000     RMB'000
REVENUE FROM PRINCIPAL OPERATIONS                          6,973,080   8,947,739
Less: Transfer to CAAC Infrastructure
       Development Fund                                      250,788     379,781


NET REVENUE FROM PRINCIPAL OPERATIONS                      6,722,292   8,567,958
Less: Costs of principal operations                        6,780,358   6,309,425
      Business taxes and surcharges                          189,302     259,666


(LOSS)/PROFIT FROM PRINCIPAL OPERATIONS                     (247,368)  1,998,867
Add: Profit from other operations                             87,943     109,804
Less: Selling expenses                                       645,175     775,402
      General and administration expenses                    500,164     441,496
      Financial expenses                                     454,081     546,721


OPERATING (LOSS)/PROFIT                                   (1,758,845)    345,052
Add: Investment (loss)/income                                (11,802)      2,797
     Non-operating income                                      4,677         524
Less: Non-operating expenses                                  30,233      12,016


(LOSS)/PROFIT BEFORE INCOME TAX                           (1,796,203)    336,357
Less: Income tax                                            (544,489)    111,332


(LOSS)/PROFIT AFTER INCOME TAX                            (1,251,714)    225,025
Less: Minority interests                                     (86,957)     70,665


NET (LOSS)/PROFIT FOR THE PERIOD                          (1,164,757)    154,360


Note: The significant accounting policies adopted by the Group in the preparation of this unaudited consolidated income statement are in conformity with the "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and other supplementary regulations. The Group also adopted the "Accounting Treatment for Civil Aviation Industry" since 1 January, 2003.

C. DIFFERENCES BETWEEN UNAUDITED INTERIM FINANCIAL RESULTS PREPARED UNDER IFRS AND PRC GAAP

                                                            FOR THE SIX MONTHS
                                                              ENDED 30 JUNE,
                                                          ----------------------
                                                             2003         2002
                                                          ----------     -------
                                                            RMB'000      RMB'000
Net (loss)/profit under PRC GAAP                          (1,164,757)    154,360

Adjustments:
  Sale and leaseback accounting                              (16,423)     (3,876)
  Staff housing charges                                      (55,500)    (42,500)
  Effect of the above adjustments on taxation                  5,067      15,245


Net (loss)/profit under IFRS                              (1,231,613)    123,229


OPERATING DATA SUMMARY

                                   FOR THE SIX MONTHS
                                     ENDED 30 JUNE,      2003 VS 2002
                                   ------------------      INCREASE/
                                    2003        2002     (DECREASE)        (%)
                                  -------     -------    ------------     -----
CAPACITY
Available seat kilometres
 (ASK) (million)
  - Domestic                       13,588      16,742         (3,154)     (18.8)
  - Hong Kong regional                581         861           (280)     (32.5)
  - International                   3,369       4,094           (725)     (17.7)


  Total                            17,538      21,697         (4,159)     (19.2)


Available tonne kilometres
 (ATK) (million)
  - Domestic                        1,567       1,951           (384)     (19.7)
  - Hong Kong regional                 65          95            (30)     (31.6)
  - International                     926         733            193       26.3


  Total                             2,558       2,779           (221)      (8.0)


Kilometres flown (thousand)       106,641     125,745        (19,104)     (15.2)


Hours flown (thousand)                165         197            (32)     (16.2)


Number of flight sectors
  - Domestic                       80,538      96,415        (15,877)     (16.5)
  - Hong Kong regional              4,888       6,839         (1,951)     (28.5)
  - International                   5,330       6,653         (1,323)     (19.9)


  Total                            90,756     109,907        (19,151)     (17.4)


TRAFFIC
Revenue passenger kilometres
 (RPK) (million)
  - Domestic                        7,919      10,728         (2,809)     (26.2)
  - Hong Kong regional                293         524           (231)     (44.1)
  - International                   1,886       2,733           (847)     (31.0)


  Total                            10,098      13,985         (3,887)     (27.8)

                                   FOR THE SIX MONTHS
                                     ENDED 30 JUNE,      2003 VS 2002
                                   ------------------      INCREASE/
                                    2003        2002      (DECREASE)       (%)
                                   ------      ------    ------------     -----
Revenue tonne kilometres
 (RTK) (million)
  - Domestic                          927       1,220           (293)     (24.0)
  - Hong Kong regional                 31          52            (21)     (40.4)
  - International                     466         402             64       16.0


  Total                             1,424       1,674           (250)     (14.9)


Passenger tonne kilometres
 (million)
  - Domestic                          707         958           (251)     (26.2)
  - Hong Kong regional                 26          47            (21)     (44.7)
  - International                     168         244            (76)     (31.1)


  Total                               901       1,249           (348)     (27.9)


Cargo and mail tonne kilometres
 (million)
  - Domestic                          220         262            (42)     (16.0)
  - Hong Kong regional                  4           5             (1)     (20.0)
  - International                     298         158            140       88.6


  Total                               522         425             97       22.8


Passengers carried (thousand)
  - Domestic                        6,839       8,977         (2,138)     (23.8)
  - Hong Kong regional                383         667           (284)     (42.6)
  - International                     516         750           (234)     (31.2)


  Total                             7,738      10,394         (2,656)     (25.6)


Cargo and mail carried
 (thousand tonne)
  - Domestic                          163         190            (27)     (14.2)
  - Hong Kong regional                  6           7             (1)     (14.3)
  - International                      32          19             13       68.4


  Total                               201         216            (15)      (6.9)


LOAD FACTORS
Passenger load factor
 (RPK/ASK)(%)
  - Domestic                         58.3        64.1           (5.8)      (9.0)
  - Hong Kong regional               50.4        60.9          (10.5)     (17.2)
  - International                    56.0        66.8          (10.8)     (16.2)

  Total                              57.6        64.5           (6.9)     (10.7)


Average load factor
 (RTK/ATK)(%)
  - Domestic                         59.2        62.5           (3.3)      (5.3)
  - Hong Kong regional               47.7        54.7             (7)     (12.8)
  - International                    50.3        54.8           (4.5)      (8.2)

  Total                              55.7        60.2           (4.5)      (7.5)

                                   FOR THE SIX MONTHS
                                     ENDED 30 JUNE,      2003 VS 2002
                                   ------------------      INCREASE/
                                    2003        2002      (DECREASE)       (%)
                                   ------     -------    ------------     -----

Breakeven load factor(%)             70.4        55.8           14.6       26.2


YIELD
Yield per RPK (RMB)
  - Domestic                         0.57        0.56           0.01        1.8
  - Hong Kong regional               1.00        1.01          (0.01)      (1.0)
  - International                    0.43        0.40           0.03        7.5

  Total                              0.56        0.54           0.02        3.7


Yield per cargo and
 mail tonne kilometre (RMB)          1.77        1.71           0.06        3.5


Yield per RTK (RMB)
  - Domestic                         5.28        5.28              -          -
  - Hong Kong regional              10.39       10.81          (0.42)      (3.9)
  - International                    2.83        3.32          (0.49)     (14.8)

  Total                              4.59        4.99          (0.40)      (8.0)


FLEET
Number of aircraft in service at
 period end
  - Boeing                            103          92             11       12.0
  - Airbus                             22          19              3       15.8


  Total                               125         111             14       12.6


                                   FOR THE SIX MONTHS
                                     ENDED 30 JUNE,      2003 VS 2002
                                   ------------------      INCREASE/
                                    2003        2002      (DECREASE)       (%)
                                   ------     -------    ------------     -----
Aircraft utilisation rate
 (hours per day)
  - Boeing                           7.39        9.82          (2.43)     (24.7)
  - Airbus                           7.02        9.20          (2.18)     (23.7)

  Total                              7.33        9.71          (2.38)     (24.5)


FINANCIAL
Operating cost per ASK (RMB)         0.46        0.36           0.10       27.8
Operating cost per ATK (RMB)         3.17        2.78           0.39       14.0


BUSINESS OVERVIEW

For the first half of 2003, the Group encountered unprecedented challenges and difficulties. The outbreak of the Severe Acute Respiratory Syndrome ("SARS") earlier this year severely hit our air passenger business. The Group made warning announcements on 15 April, 2003, 12 May, 2003 and 1 August, 2003 in respect of the impact of SARS on our business. As a result of the outbreak of SARS, the Group recorded a loss of RMB1,232 million for the six months ended 30 June, 2003, as compared with a profit of RMB123 million for the same period last year.

During the period, the PRC aviation industry encountered unprecedented setbacks due to the outbreak of SARS in certain regions of the PRC. From April to June 2003, the Group's passenger volume and passenger load factor dropped substantially, whereas in terms of RPKs, figures for April through June 2003 dropped 40%, 83.5% and 61.5%, respectively, as compared to the same period last year. In order to minimise the negative impact of SARS, the Group implemented various timely measures to adjust its operating capacity, for example by reducing the number of flights and suspending certain routes, in response to the curtailed air traffic demand caused by the negative impact of SARS.

In order to alleviate the financial pressure suffered by the PRC civil aviation industry as a result of the SARS epidemic, the PRC government waived the levies of the CAAC Infrastructure Development Fund, sale tax and related supplementary taxes on passenger revenue payable by the airline companies during the period from 1 May, 2003 to 30 September, 2003.

In June 2003, the SARS epidemic was effectively under control in the PRC. With travel restrictions lifted by the World Health Organisation for all PRC regions, the PRC aviation industry has started to recover.

Besides, the political tension in the Middle East, in particular the Iraq war in March this year, led to a surge in oil prices which in turn caused an increase in the Group's jet fuel cost.

China Southern Air Holding Company ("CSAHC"), the holding company of the Company, and the Group is working together to prepare for the injections of the air transportation business of China Northern Airlines and Xinjiang Airlines into the Group and the preparation work for the reorganisation is progressing as scheduled. From 1 January, 2003 onwards, the domestic flights of the three airline companies have started to share the same flight code CZ. The Company will make further disclosure on the latest development of the reorganisation to its shareholders and investors in an appropriate time in accordance with the relevant rules and regulations.

For the period under review, the Group's total traffic revenue was RMB6,538 million, a decrease of RMB1,806 million or 21.7% from the same period last year. Meanwhile, the Group's total traffic volume decreased by 14.9% to 1,424 million RTKs. The aggregate utilisation rate of the Group's Boeing and Airbus aircraft was 7.33 hours for the period under review, a decrease of 2.38 hours or 24.5% from the same period last year.

Passenger revenue for the period under review was RMB5,616 million, down 26.3% from the same period last year, representing 85.9% of the Group's total traffic revenue. Passenger traffic volume decreased by 27.8% to 10,098 million RPKs.

Domestic passenger revenue was RMB4,510 million, down 24.8% from the same period last year. Domestic passenger revenue accounted for 80.3% of overall passenger revenue. Passenger capacity, in terms of ASKs, decreased by 18.8% from the same period last year, while passenger traffic volume decreased by 26.2% to 7,919 million RPKs from 10,728 million RPKs during the same period last year. As a result, the passenger load factor decreased by 5.8 percentage points to 58.3%. The passenger yield per RPK increased by 1.8% from RMB 0.56 to RMB 0.57, mainly due to a reduction in fare discounts during the period under review.

On Hong Kong regional routes, the Group recorded passenger revenue of RMB293 million, down 44.8% from the same period last year. Hong Kong regional passenger revenue accounted for 5.2% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 32.5% from the same period last year, while passenger traffic volume decreased by 44.1% from 524 million RPKs to 293 million RPKs during the same period. As a result, the passenger load factor decreased by
10.5 percentage points to 50.4%. The passenger yield per RPK decreased slightly by 1.0% to RMB1.00.

Passenger revenue for the Group's international routes amounted to RMB813 million, a decrease of 25.5% from the same period last year. International passenger revenue accounted for 14.5% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 17.7% from the same period last year, while passenger traffic volume decreased by 31.0% to 1,886 million RPKs from 2,733 million RPKs during the same period last year. As a result, the passenger load factor decreased by 10.8 percentage points to 56.0%. The passenger yield per RPK increased by 7.5%, mainly due to a reduction in fare discounts during the period under review.

Cargo and mail revenue was RMB922 million, an increase of 27.0% from the same period last year. Cargo and mail revenue accounted for 14.1% of total traffic revenue. Cargo and mail volume grew by 22.8% to 522 million RTKs from 425 million RTKs during the same period, mainly due to the launch of two international cargo routes, Shenzhen - Los Angeles and Shenzhen - Leige (Belgium) during the second half of 2002. The overall yield per cargo and mail tonne kilometre increased by 3.5%, mainly due to an increase in fares resulting from a reduction in supply during the period under review.

The Group's other revenue amounted to RMB195 million, a decrease of 8.8% from the same period last year, primarily due to a fall in aircraft short term lease income.

Total operating expenses increased by 4.8% to RMB8,107 million from the same period last year, primarily due to the combined effect of increases in fuel cost, aircraft repairs and maintenance and depreciation charges.

Flight operations expenses increased by 2.8% to RMB3,517 million from the same period last year. Of these expenses, fuel cost was RMB1,861 million, up 13.6% from the same period last year, mainly as a result of an average increase of 27.1% in fuel prices, despite a decrease in number of flights. Aircraft insurance costs decreased by 3.9% to RMB124 million, primarily due to a decrease in aircraft insurance premiums effective from October 2002. Operating lease payments decreased by 13.8% to RMB820 million, mainly as a result of the discontinuation of wet leases of five Boeing 737-300/37K aircraft from Zhongyuan Airlines and wet leases of two Boeing 747-400 freighters during the period under review. Air catering expenses decreased by 30.2% to RMB215 million, primarily as a result of a reduction in number of passengers carried during the period under review.

As compared with the first half of 2002, maintenance expenses increased by 20.0% to RMB1,218 million, due mainly to increases in aircraft overhaul charges and routine maintenance costs following the expansion of the Group's fleet in recent years.

Aircraft and traffic servicing expenses decreased slightly by 0.4% to RMB1,197 million from the same period last year, reflecting primarily the net effect of a decrease in flight number during the period and an increase in the charge rate of domestic landing and take-off fees effective during the fourth quarter of 2002.

Promotion and sales expenses decreased by 7.8% to RMB674 million as compared with the same period last year, primarily as a result of the reduction in traffic revenue.

As compared with the same period last year, depreciation and amortisation expenses increased by 9.7% to RMB1,017 million, reflecting primarily the effect of aircraft delivered during the second half of 2002 and the period under review.

Loss on sale of fixed assets amounted to RMB23 million, which was mainly resulted from the disposal of a retired Boeing 737-200 aircraft during the period under review.

Interest expense increased by 9.9% to RMB455 million in the period under review, primarily reflecting an increase in the balance of loan borrowings.

The Group recorded a net exchange loss of RMB5 million, a decrease of RMB154 million or 97.0% from the same period last year. The loss recorded in the same period last year was predominantly resulted from the Japanese yen denominated borrowings of the Group following the appreciation of Japanese yen during that period. The exchange rate of Japanese yen was more or less steady during the period under review.

As a result of the aforementioned factors, the Group recorded a loss attributable to shareholders of RMB1,232 million for the six months ended 30 June, 2003, as compared to a profit attributable to shareholders of RMB123 million for the same period last year.


LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June, 2003, the Group's borrowings totalled RMB18,489 million, a decrease of RMB786 million from RMB19,275 million as at 31 December, 2002. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a significant portion being fixed interest rate borrowings. As at 30 June, 2003, cash and cash equivalents of the Group totalled RMB2,281 million, a decrease of RMB1,490 million from RMB3,771 million at 31 December, 2002. Of such balance, 12.9% was denominated in foreign currencies (mainly in United States dollars). Net debts (total borrowings net of cash and cash equivalents) increased by 4.5% to RMB16,208 million from RMB15,504 million at 31 December, 2002.

As at 30 June, 2003, the Group's shareholders' equity amounted to RMB8,381 million, a decrease of RMB1,232 million from RMB9,613 million as at 31 December, 2002, reflecting the net loss recorded for the period under review.

Net debt/equity ratio of the Group as at 30 June, 2003 was 1.93 times, as compared to 1.61 times as at 31 December, 2002.


FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies is mainly attributable to its debts denominated in foreign currencies. Depreciation or appreciation of the Renminbi against foreign currencies could affect the Group's results and financial position significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to the Group for managing its exposure associated with the fluctuations in domestic jet fuel prices.


CHARGES ON ASSETS

As at 30 June, 2003, certain aircraft of the Group with an aggregate carrying value of approximately RMB14,376 million (as at 31 December, 2002: RMB14,783 million) were pledged as collateral under certain loan and lease agreements.


CAPITAL AND INVESTING COMMITMENTS

As at 30 June, 2003, the Group had capital commitments of approximately RMB7,125 million. Of such amounts, RMB4,034 million was related to the acquisition of aircraft and related flight equipment and RMB2,608 million was related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amount of RMB483 million was related to the Group's other airport and office facilities and equipment, overhaul and maintenance bases and training facilities. The Group's capital expenditures are generally subject to receipt of various approvals of the Chinese Government and may be subject to change depending on the timing of such approvals, prevailing market conditions, the availability of financing and other relevant factors.

As at 30 June, 2003, the Group was committed to making a capital contribution of approximately RMB201 million to an associated company.


CONTINGENT LIABILITIES

There have been no material adverse changes in the contingent liabilities of the Group since 31 December, 2002.


RECENT ECONOMIC DEVELOPMENT

RECENT ECONOMIC DEVELOPMENT

With the continued growth in China's economy and the negative impact of the SARS epidemic being subsided, China's aviation transportation market has started to recover. "Blue Sky Rejuvenation Programme" initiated by the Civil Aviation Administration of China for boosting the demand for the aviation market helps to drive up the volume of passenger and cargo transportation. The Company has also started a new promotion plan, the "Sunshine Action" under which a series of promotional and marketing programmes have been launched aiming to turn around the passenger transportation volume and cargo throughput.

With the approval of the China Securities Regulatory Commission ("CSRC"), the Company completed the issuance of 1,000,000,000 A shares at an issuance price of RMB2.70 each from 10 July, 2003 to 17 July, 2003 and successfully raised gross share proceeds of RMB2.7 billion. These A shares are listed on the Shanghai Stock Exchange since 25 July, 2003. With the approval at the shareholders' meeting of the Company, the proceeds from the share issue will be used to purchase Boeing 737-800 aircraft for replacing certain existing aircraft, the operating leases of which will be expired.

The directors of the Company believe that the successful listing of the A shares helps the Company in developing new financing channels, broadening the shareholder base and enhancing the standard of corporate governance. Pursuant to the mandate granted at the Shareholders' meeting of the Company, the directors of the Company have handled and perfected matters relating to the A shares issuance, including the making of corresponding amendments to the Articles of Association of the Company and application to the State Administration for Industry and Commerce for an amended business licence to reflect the changes in shareholding structure and share capital after the issuance of A shares, in accordance with the requirements of China's rules and regulations.


PROSPECTS FOR THE SECOND HALF OF THE YEAR

The continued development of China's economy and the subsiding effect of the SARS epidemic in China will provide an improved market environment for the development of the aviation transportation business during the second half of the year. The business of the Group is expected to improve as a result.

The Closer Economic Partnership Arrangement between Mainland China and Hong Kong will foster the growth of passenger and cargo transportation between China, Hong Kong and the Pearl River delta. The Board believes that the Group will benefit from this new development.

The reorganisation of the aviation transportation operations of CSAHC and the Group will proceed in steady pace as planned.

The Group will continue to implement the marketing strategy based on its "Sunshine Action" with an aim to increase passenger load factor and passenger revenue.

The Group will continue to exercise strict cost-control measures in order to enhance efficiency for the Group as a whole.


USE OF PROCEEDS

As stated in the 2002 annual report of the Group, as at 31 December, 2002, the Group had RMB40 million remaining from the proceeds of the Company's initial public offer.

Consistent with the disclosure in the Prospectus of the Company dated July 1997, the Company intends to use the remaining proceeds of RMB40 million (held as at 30 June, 2003 as short-term deposits with Southern Airlines Group Finance Company Limited, a PRC authorised financial institution and an associated company of the Group) for various projects, including the development of the computerised accounting system.


FLEET PLANNING

As at 30 June, 2003, details of aircraft to be delivered to the Company in the future are as follows:

YEAR TO BE DELIVERED             TYPE OF AIRCRAFT        NUMBER OF AIRCRAFT
--------------------             ----------------        ------------------
Second half of 2003              Boeing 737-800                           4
                                 Airbus 319-100                           2
2004                             Boeing 737-700                           6
                                 Boeing 777-200                           1
2005                             Boeing 737-700                           2

As at the date hereof, there are one Boeing 757-200 and three Boeing 737-300 aircraft which are subject to options exercisable by the Company during a period of not less than 12 months from 30 June, 2003.


DIVIDENDS

The Board of Directors does not propose to declare an interim dividend for the year 2003 (2002: Nil).


STRUCTURE OF SHARE CAPITAL

As at 30 June, 2003, the share capital of the Company comprised 3,374,178,000 shares, of which approximately 65.2% or 2,200,000,000 State-owned Shares were held by CSAHC and approximately 34.8% or 1,174,178,000 H Shares were held by Hong Kong and overseas investors.

On 25 July, 2003, 1,000,000,000 A shares of the Company were issued and successfully listed on the Shanghai Stock Exchange. Hence, the total share capital of the Company has become 4,374,178,000 shares and the shareholding structure of the Company has been changed as follows:

CATEGORY OF                            NUMBER OF          PERCENTAGE TO THE
SHARES                               SHARES HELD     TOTAL SHARE CAPITAL(%)
-----------                         -------------    ----------------------
State shares (held by CSAHC)        2,200,000,000                     50.3%
H shares                            1,174,178,000                     26.8%
A shares                            1,000,000,000                     22.9%
Total share capital                 4,374,178,000                      100%


SUBSTANTIAL SHAREHOLDERS

As at 30 June, 2003, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executives or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:


                                                                                     % OF        % OF
                                                                      % OF      THE TOTAL   THE TOTAL
                                                                 THE TOTAL         ISSUED      ISSUED
                                                                    ISSUED          SHARE    DOMESTIC
                                                                  H SHARES        CAPITAL      SHARES
NAME OF             TYPE OF           TYPE OF        NUMBER OF      OF THE         OF THE      OF THE       SHORT
SHAREHOLDER         SHAREHOLDING      SHARE         SHARE HELD     COMPANY        COMPANY     COMPANY    POSITION
-----------         --------------    -------    -------------   ---------      ---------   ---------    --------
CSAHC               Direct holding    Domestic
                                      share      2,200,000,000           -          65.2%        100%           -
HKSCC Nominees      Direct holding    H share    1,148,221,998       97.8%          34.0%          -            -
 Limited


INTERESTS AND SHORT POSITIONS OF THE DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS IN THE SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 30 June, 2003, the interests and short positions of the directors, chief executive and supervisors in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of the Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interest or short positions which they are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Listing Rules are as follows:

                                                                       % TO          % TO
                                                                  THE TOTAL     THE TOTAL        % TO
                                                                     ISSUED        ISSUED   THE TOTAL
                    THE                                               SHARE      DOMESTIC      ISSUED
               COMPANY/                                  NUMBER     CAPITAL         SHARE     H SHARE
             ASSOCIATED     TYPES OF        TYPE OF    OF SHARE      OF THE        OF THE      OF THE      SHORT
NAME        CORPORATION     INTEREST          SHARE        HELD     COMPANY       COMPANY     COMPANY   POSITION
-----     -------------     -----------    --------    --------   ---------    ----------   ---------   --------
Simon     Tothe Company     Interest of    H Shares    100,000      0.003%            -      0.009%           -
                            spouse
                            (note 1)

Note 1. The spouse as Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

Save as disclosed above, as at 30 June, 2003, none of the directors, chief executive or supervisors of the Company has interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of the Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interest or short positions which they are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Listing Rules.


PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2003.

With the approval of the CSRC, the Company completed the issuance of 1,000,000,000 A shares at an issuance price of RMB2.70 each from 10 July, 2003 to 17 July, 2003 and raised gross share proceeds of RMB2.7 billion. These A shares are listed on the Shanghai Stock Exchange since 25 July, 2003.


COMPREHENSIVE SERVICES AND EMPLOYEE BENEFITS

As at 30 June, 2003, the Group had approximately 17,031 employees, the majority of whom were working in mainland China. The wages of the Group's employees consist of basis salaries and bonuses.

In accordance with a comprehensive services agreement entered into between the Company and CSAHC on 22 May, 1997 (the "Service Agreement"), CSAHC will receive fees for providing or causing to be provided to the Group and its employees certain housing services for a term from 22 May, 1997 to 31 December, 2006. The Service Agreement provides that the CSAHC will sell or rent housing to eligible employees at a price below market price. As the housing is sold or rented below cost, and the construction costs of the leased housing were originally paid by CSAHC, the Company shall pay an annual sum of RMB85 million to CSAHC by quarterly installments in arrears for ten years from 1995 to 2004.


DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June, 2003, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.


COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Directors of the Company consider that, in the six months ended 30 June, 2003, the Group was in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules of the Stock Exchange of Hong Kong Limited.


MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in the six months ended 30 June, 2003.

                                            By order of the Board of Directors
                                                        YAN ZHI QING
                                            Chairman of the Board of Directors


Guangzhou, the PRC
28 August, 2003

A detailed interim results of the Company for the six months ended 30 June, 2003 containing all the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date:  September 2, 2003